# SEC Schedule 13D (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STREAMLINE HEALTH SOLUTIONS INC., CIK 0001008586
CUSIP: 86323X106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2400 OLD MILTON PARKWAY, BOX 1353, ALPHARETTA, Georgia (GA), 30009
Date of event which requires filing of this statement: 02/07/2024
Filed by CIK 0001790497
Persons authorized to receive notices and communications: Melissa Dehn, 305 SE Chkalov Drive, Suite 111-322, Vancouver, Washington (WA), 98683, 360-737-4153

## Reporting persons
- Ferayorni Justin John (CIK 0001790497): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,963,233; shared voting power 0; sole dispositive power 5,963,233; shared dispositive power 0; aggregate amount beneficially owned 5,963,233 (10.8% of the class)
- Tamarack Capital GP, LLC (CIK 0001667225): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,930,882; shared voting power 0; sole dispositive power 4,930,882; shared dispositive power 0; aggregate amount beneficially owned 4,930,882 (8.3% of the class)
- Tamarack Advisers, LP (CIK 0001661462): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,930,882; shared voting power 0; sole dispositive power 4,930,882; shared dispositive power 0; aggregate amount beneficially owned 4,930,882 (8.3% of the class)
- Tamarack Capital Management, LLC (CIK 0001537996): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,930,882; shared voting power 0; sole dispositive power 4,930,882; shared dispositive power 0; aggregate amount beneficially owned 4,930,882 (8.3% of the class)
- Tamarack Global Healthcare Fund, L.P. (CIK 0001395296): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,244,344; shared voting power 0; sole dispositive power 4,244,344; shared dispositive power 0; aggregate amount beneficially owned 4,244,344 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: STREAMLINE HEALTH SOLUTIONS INC.
Address of issuer's principal executive offices: 2400 OLD MILTON PARKWAY, BOX 1353, ALPHARETTA, Georgia (GA), 30009

## Item 2. Identity and Background
Name of person filing:
This Schedule is filed on behalf of the following entities:
Justin John Ferayorni, a United States Citizen.
Tamarack Capital GP, LLC, a Delaware limited liability company ("Tamarack GP")
Tamarack Advisers, LP, a Delaware limited partnership ("Tamarack LP")
Tamarack Capital Management, LLC, a Delaware limited liability company ("Tamarack PFGP")
Tamarack Global Healthcare Fund, L.P., a Delaware limited partnership ("Tamarack GHF')
Residence or business address: The business address of the reporting entities is 300 Carlsbad Village Drive, Suite 108A-228, Carlsbad, CA 92008.
Present principal occupation or employment: Mr. Ferayorni's principal occupation or employment is the managing member of a holding company located at the address listed above. He is the sole owner of Tamarack GP, the general partner of Tamarack LP, of which he also the sole limited partner. He is also the sole owner of Tamarack PFGP, the general partner of Tamarack GHF.
Criminal convictions in the last five years: Neither Mr. Ferayorni , nor any of the other reporting entities, has, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
Civil proceedings (securities laws) in the last five years: Neither Mr. Ferayorni, nor any of the other reporting entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Ferayorni is a United States Citizen.
Tamarack Capital GP, LLC, is a Delaware limited liability company
Tamarack Advisers, LP, is a Delaware limited partnership
Tamarack Capital Management, LLC, is a Delaware limited liability company
Tamarack Global Healthcare Fund, L.P., is a Delaware limited partnership

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchases of Common Stock were obtained from the working capital of the reporting entities, and grants of restricted stock from the issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, the reporting entities may increase beneficial ownership of securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Reference is made hereby to Items 7-11 and 13 of the Cover Page Reporting Person information of this Schedule, which Items are incorporated by reference herein. The calculation of percentage of beneficial ownership in the items 13 were derived from the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 14, 2023, in which The Issuer stated that the number of shares of Common Stock outstanding as of December 11, 2023 was 58,829,461, adjusted for the received warrants for Mr. Ferayorni in his information.
Number of shares as to which each person has sole or shared power to vote or dispose: Reference is made hereby to Items 7-11 and 13 of the Cover Page Reporting Person information of this Schedule, which Items are incorporated by reference herein. The calculation of percentage of beneficial ownership in the items 13 were derived from the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 14, 2023, in which The Issuer stated that the number of shares of Common Stock outstanding as of December 11, 2023 was 58,829,461, adjusted for the received warrants for Mr. Ferayorni in his information.
Transactions in the class effected during the past sixty days:
The implied acquisition of the shares by Justin Ferayorni was through a grant by Streamline Health Solutions Inc. of warrants to obtain the listed number of shares

Date #of shares Price
---------------- ---------------- $-------------
02/07/2024 448,718 0.00
Other persons with the right to receive dividends or sale proceeds: Other than the reporting persons, the additional private fund for which Tamarack PFGP serves as general partner and Tamarack LP serves as investment manager, and the owners of the family accounts managed by Mr. Ferayorni, no person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from, the sale of, the common stock mentioned in item 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Ferayorni Justin John: Justin J. Ferayorni, Justin J. Ferayorni, Himself (07/14/2024)
- Tamarack Capital GP, LLC: Justin J. Ferayorni, Justin J. Ferayorni, Managing Member (07/14/2024)
- Tamarack Advisers, LP: Justin J. Ferayorni, Justin J. Ferayorni, Managing member of its general partner (07/14/2024)
- Tamarack Capital Management, LLC: Justin J. Ferayorni, Justin J. Ferayorni, Managing member (07/14/2024)
- Tamarack Global Healthcare Fund, L.P.: Justin J. Ferayorni, Justin J. Ferayorni, Managing member of its general partner (07/14/2024)